October 20, 2014
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Mr. Patrick Gilmore
Ms. Megan Akst
Ms. Ji Kim

Re:    Rovi Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 12, 2014
Definitive Proxy Statement on Schedule 14A filed March 11, 2014
Form 8-K filed April 30, 2014
File No. 0-53413
Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated October 7, 2014, with respect to the above-referenced filings, Rovi Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below for each comment.

1. We note your response to prior comment 2 and the statement that you license your patents on a portfolio basis and you do not derive a material amount of revenue from a limited amount of patents. Given the significance of your patents to your business, please nonetheless consider expanding your disclosure pursuant to Item 101(c)(1)(iv) of Regulation S-K in future filings to provide more meaningful disclosure regarding the duration of your patents held, for example, by briefly describing the nature of your most significant patent portfolios and disclosing the range of the expiration dates of the patents within such portfolios.

In future filings the Company will expand its disclosure regarding the duration of its patents, the nature of its most significant patent portfolios and disclosing the range of the expiration dates of the patents within such portfolios.

2. We note your response to our prior comment 4 which provides a breakdown of revenue by revenue stream for fiscal 2013. Supplementally provide us with a breakdown of revenue by stream for each period included in the filing that was not provided in your prior response (i.e., fiscal 2012 and 2011). While we note in your response that you believe the disclosure on pages 38 and 39 includes a discussion of each of your material revenue streams, the discussion aggregates some of the revenue streams. Please tell us your consideration for including a discussion of any material changes in your revenue streams on a disaggregated basis in future filings.

The Company supplementally advises the Staff that the table below shows the amount of revenue associated with each revenue stream. The Company respectfully believes that its discussion on page 38 and page 39 and pages 41 and 42 of its Form 10-K includes each of its material revenue streams. In future filings the Company will endeavor to provide additional discussion of material changes in its revenue streams on a disaggregated basis.

	FY 2013	FY 2012	FY 2011
(in thousands)
Service Provider
Service Provider Patent Licensing	$194,324	$172,457	$169,011
Service Provider IPG Products	120,277	113,619	105,252
Data and Analytics	43,419	37,349	36,316
Advertising	19,894	19,775	15,389
Other	2,145	1,536	2,778
Total Service Provider	380,059	344,736	328,746
CE
CE Patent Licensing	98,886	103,028	132,513
CE IPG Products	22,414	24,705	29,874
Other	6,855	4,960	6,856
Total CE	128,155	132,693	169,243
Other
ACP	24,253	33,995	71,859
Other	5,600	14,670	14,276
Total Other	29,853	48,665	86,135

Total Revenue	$538,067	$526,094	$584,124

3. Your response to our prior comment 7 addresses your consumer electronics (CE) interactive program guides (IPGs) and the company’s consideration of why you believe your products do not fall under the industry specific guidance for software revenue recognition. Clarify whether this analysis also applies to your service provider IPGs. If so, tell us how you considered the postcontract customer support provided to these service providers in evaluating your accounting for these arrangements under ASC 985-605-15. If not, please explain why you believe your service provider IPGs do or do not, fall under the industry specific guidance for software revenue recognition.

The Company licenses two different IPGs to service providers who choose to deploy the Company’s IPGs as their IPG solution – i-Guide and Passport. The Company does not believe its i-Guide IPG falls under the industry specific guidance for software revenue recognition as ASC 985-605-15 states that the software revenue recognition guidance is not applicable to arrangements for products or services containing software that is incidental to the products or services as a whole. The i-Guide IPG client software does not function unless it is receiving the necessary metadata and other information from the Company and the Company does not sell the i-Guide IPG client software on a stand-alone basis. The licensee also does not have the contractual right to make modifications to the IPG client software to receive information from another source and the Company does not sell the IPG client software on a stand-alone basis without the associated Rovi Data Service. Based on the fact that (i) the Company does not sell or market the IPG client software on a stand-alone basis and (ii) the IPG client software has limited functionality on its own, the Company has concluded that its i-Guide service provider IPG does not fall under the industry specific guidance for software revenue recognition as the software is incidental to the service.

The Company also does not believe its Passport service provider IPG falls under the industry specific guidance for software revenue recognition due to the scope exemption in ASC 985-605-15-4 for software and nonsoftware tangible products that function together to deliver the essential functionality of a product. Passport systems are made up of IPG client software on set-top boxes and server systems that power the IPGs. A Passport server must be deployed in each multi-system operator (MSO) head-end in order for localized content to be provided to the set-top boxes deployed in the MSO’s customers’ household.  The servers, the tangible product, that are part of the Passport products are rarely ever sold without the Passport product software. In the instances where these sales may have occurred, the servers were sold to build-out existing Passport Products and expand capacity (add systems / head-ends) for the customer. The Passport Product software is also not sold on a standalone basis to a customer who has not purchased the servers as the Passport system is sold as a complete solution. In addition, as the Passport servers function together with the Passport IPG software to deliver the essential functionality of the Passport Products, they are more than just a physical delivery device, such as a flash drive or CD. Based on the above the Company believes its Passport service provider IPG product does not fall under the industry specific guidance for software revenue recognition.

4. We note you response to our prior comment 8 where you state that you will supplement your existing disclosure with the additional information related to the significant factors used to determine Best Estimate of Selling Price (BESP) included in your response. It is not clear from your response where you intend to provide this supplemental disclosure (i.e., critical accounting policies, financial statements footnotes, etc.). As such, supplementally confirm that you will include this information in the footnotes to your financial statements in future filings.

The Company confirms that it will include this information in the footnotes to its financial statements in future filings.

5. Supplementally quantify each of the three elements detailed in your response to our prior comment 10, which impacted the line item “tax impact on foreign operations” in your effective income tax rate reconciliation table. As part of your response, tell us your consideration for providing further quantitative breakdown of this line item in your disclosure, as well as a qualitative discussion explaining the nature of the items included in this line item. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14.

In response to the Staff’s comments, we have quantified each of the elements detailed in our previous response, which impacted the line item “tax impact on foreign operations” in our effective income tax rate reconciliation table as follows:

Components of the Income Tax Provision Related to Foreign Operations (in thousands)	2013	2012	2011
Foreign Tax Rate Differential (1)	$2,293	$295	$(2,916)
Foreign Withholding Tax (2)	988	1,852	2,765
Foreign Return to Provision (3)	1,519	-	-
Deemed Repatriation of Certain Foreign Income (4)	3,205	1,595	454
Total	$8,005	$3,742	$303

(1) The foreign tax rate differential is due to the difference in Company’s foreign jurisdiction effective tax rate as compared to the U.S. Federal statutory tax rate of 35%.
(2) The foreign withholding tax relates to withholding taxes due by our foreign subsidiaries.
(3) The foreign return to provision relates to the true-up adjustments upon filing our foreign jurisdiction tax returns.
(4) The deemed repatriation of certain foreign income relates to specific items of income from our foreign subsidiaries that are legally required to be included in the U.S. tax return.

We have considered the guidance provided in Rule 4-08(h)(2) of Regulation S-X, which requires reconciliation items greater than 5% of the effective tax rate to be identified as a separate line item and we believe that we have appropriately followed the guidance. Cumulatively the “tax impact on foreign operations” represents more than 5% of the effective tax rate for 2013 and 2012 and as such has been identified as a separate reconciliation item. The reconciliation line item discussed above is identified as the “Tax Impact on Foreign Operations,” which is computed by taking the difference between the foreign earnings at 35% less the provision accrued on the foreign earnings. This includes the four components of the tax on foreign operations listed above and we believe would not be accurately defined if one or more of the components were to be broken out separately.

Additionally, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at (408) 562-8400 or fax (408) 562-1807 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Rovi Corporation

By:	/s/ Peter C. Halt
Peter C. Halt
Chief Financial Officer

cc:	Jon Gavenman, Esq., Cooley LLP